AquaBounty Technologies, Inc.

2 Mill & Main Place, Suite 395

Maynard, MA 01754

January 11, 2018

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Attention: Justin Dobbie and Sonia Bednarowski

Re:	AquaBounty Technologies, Inc.
Registration Statement on Form S-1
File No. 333-221435

Acceleration Request

Requested Date: January 12, 2018

Requested Time: 9:00 a.m. Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AquaBounty Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated to January 12, 2018, at 9:00 a.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael J. Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael J. Minahan, by facsimile to (617) 801-8717.

        In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

[Signature Page Follows]

Sincerely, AQUABOUNTY TECHNOLOGIES, INC.

/s/ Ronald L. Stotish
By: Ronald L. Stotish Title: President and Chief Executive Officer

Cc:	Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
Michael J. Minahan, Esq. (Goodwin Procter LLP)
David Frank, Chief Financial Officer (AquaBounty Technologies, Inc.)
Christopher Martin, Esq., General Counsel (AquaBounty Technologies, Inc.)
Robert Charron, Esq. (Ellenoff Grossman & Schole LLP)

[Signature Page to Acceleration Request]